Mail Stop 3561

January 8, 2009

By U.S. Mail and facsimile to (775) 834-4202

Paul J. Kaleta
Corporate Senior Vice President, General Counsel and Secretary
NV Energy, Inc.
P.O. Box 98910
Las Vegas, Nevada 89151-0001

      Re: **Sierra Pacific Resources (NV Energy, Inc.)**
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 27, 2008
             Form 10-K/A for Fiscal Year Ended December 31, 2007
             Filed February 28, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 19, 2008
             File No. 001-08788

Dear Mr. Kaleta:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             H. Christopher Owings
             Assistant Director